EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC.

Computation of Ratios of Earnings to Fixed Charges and

to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Nine Months Ended	Year Ended November 30,
Dollars in millions	August 31, 2007	2006	2005	2004	2003
Pre-tax earnings from continuing operations	$4,783	$5,905	$4,829	$3,518	$2,536
Add: Fixed charges
(excluding capitalized interest)	29,326	29,323	18,040	9,773	8,724
Pre-tax earnings before fixed charges	$34,109	$35,228	$22,869	$13,291	$11,260
Fixed charges:
Interest	$29,246	$29,126	$17,790	$9,674	$8,640
Other (1)	93	108	125	114	119
Total fixed charges	$29,339	$29,234	$17,915	$9,788	$8,759
Preferred stock dividend requirement	73	98	101	129	143
Total combined fixed charges and preferred stock dividends	$29,412	$29,332	$18,016	$9,917	$8,902
Ratio of earnings to fixed charges	1.16	1.21	1.28	1.36	1.29
Ratio of earnings to combined fixed charges and preferred stock dividends	1.16	1.20	1.27	1.34	1.26

(1)              Other fixed charges consist of the interest factor in rentals and capitalized interest.